William M. Mower Direct Dial: (612) 672-8358 Direct Fax: (612) 642-8358 Bill.mower@maslon.com

June 30, 2015

VIA EDGAR

Division of Corporation Finance Securities & Exchange Commission Division of Investment Management Washington D.C.

Re:	AWA Group LP Form 1-A Filed June 26, 2015 File No. 024-10460

To Whom It May Concern:

We serve as legal counsel to AWA Group LP (the “Company”).

Today the Company is filing an amendment to its Form 1-A filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2015 (the “Form 1-A”). As indicated in correspondence submitted to the SEC on June 29, 2015, the Form 1-A was erroneously filed due to a technical error on the EDGARlink site where outdated PARTS II and III files were submitted as part of the Form 1-A.

The Company’s request to the SEC to have the Form 1-A deleted was denied by the SEC via conversations with legal counsel to the Company, and the amendment being filed today updates Parts II and III of the Form 1-A to ensure the SEC has an updated and complete file.

If there are any questions or issues regarding this request please do not hesitate to contact me.

Sincerely,

/s/ William M. Mower

William M. Mower